Filed Pursuant to Rule 433

Registration Statement File No. 333-264068

Relating to the

Preliminary Prospectus Supplements

Dated December 6, 2023

(To Prospectus Dated April 14, 2022)

PRICING TERM SHEET

December 7, 2023

Nikola Corporation

Offerings of

133,333,334 Shares of Common Stock

and

$175,000,000 Aggregate Principal Amount of

8.25% Green Convertible Senior Notes due 2026

The information in this pricing term sheet supplements Nikola Corporation’s preliminary prospectus supplement, dated December 6, 2023 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and Nikola Corporation’s preliminary prospectus supplement, dated December 6, 2023 (the “Convertible Note Preliminary Prospectus Supplement,” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to an offering of green convertible senior notes due 2026 (the “Convertible Note Offering”), and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Nikola Corporation and not to its subsidiaries.

Common Stock Offering

Issuer	Nikola Corporation.

Securities Offered	133,333,334 shares of common stock, $0.0001 par value per share, of Nikola Corporation (the “Common Stock”).

Ticker / Exchange for Common Stock	NKLA / Nasdaq Global Select Market (“Nasdaq”).

Last Reported Sale Price per Share of Common Stock on Nasdaq on December 7, 2023	$0.7526.

Public Offering Price per Share of Common Stock	$0.75.

Underwriting Discount	$0.03 per share of Common Stock, and $4,000,000.02 in the aggregate.

Trade Date	December 8, 2023.

Settlement Date	December 12, 2023.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $95.7 million, after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We currently intend to use the net proceeds from the Common Stock Offering for working capital and general corporate purposes. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement.

Book-Running Managers	BTIG, LLC
Robert W. Baird & Co. Incorporated
Bryan, Garnier & Co. Limited
Nomura Securities International, Inc.
WR Securities, LLC

CUSIP / ISIN Numbers for the Common Stock	654110 105 / US6541101050.

Convertible Note Offering

Issuer	Nikola Corporation.

Ticker / Exchange for Common Stock	NKLA / Nasdaq.

Trade Date	December 8, 2023.

Settlement Date	December 12, 2023.

Notes	8.25% green convertible senior notes due 2026 (the “Notes”).

Principal Amount	$175,000,000 aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	3.00% of the principal amount of the Notes, and $5,250,000 in the aggregate, in each case plus accrued interest, if any, from the Settlement Date.

Maturity	December 15, 2026, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	8.25% per annum.

Interest Payment Dates	June 15 and December 15 of each year, beginning on June 15, 2024.

Record Dates	June 1 and December 1.

Last Reported Sale Price per Share of Common Stock on Nasdaq on December 7, 2023	$0.7526.

Conversion Premium	Approximately 20% above the Public Offering Price per Share of Common Stock in the Common Stock Offering.

Initial Conversion Price	Approximately $0.90 per share of our Common Stock.

Initial Conversion Rate	1,111.1111 shares of our Common Stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after December 15, 2025 and before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Common Stock exceeds 175% of the conversion price on each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice. However, we may not redeem less than all of the outstanding Notes unless at least $100.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. See “Description of Notes—Optional Redemption” in the Convertible Note Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $169.5 million, after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to allocate an amount equal to the net proceeds from the Convertible Note Offering to finance, refinance or make direct investments in, in whole or in part, one or more new or recently completed (within the 24 months prior to the Settlement Date), current and/or future Eligible Green Projects in alignment with the guidelines of the Green Bond Principles, 2021 (with June 2022 Appendix I). Pending full allocation of an amount equal to the net proceeds from the Convertible Note Offering to Eligible Green Projects, we may temporarily invest the net proceeds in cash or other short-term and liquid instruments, and we will not knowingly invest in operations that result in an overall net increase in greenhouse gas emissions. See “Use of Proceeds” in the Convertible Note Preliminary Prospectus Supplement.

Material U.S. Federal Income Tax Consideration	We and each beneficial owner of the Notes will agree in the indenture to treat the Notes, for U.S. federal income tax purposes, as “contingent payment debt instruments” and to be bound by our application of the contingent payment debt regulations to the Notes, including our determination of the comparable yield of the Notes and the related projected payment schedule. Under this characterization, U.S. holders will generally be required to accrue and include in income (as ordinary income) original issue discount (subject to certain adjustments) on a constant-yield basis, based on the rate at which we would issue a noncontingent, nonconvertible debt instrument with terms and conditions otherwise comparable to the terms of the Notes, regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. We have determined that this rate is 14.33% per annum, compounded semi-annually. The amount of interest required to be included in income for each year will therefore generally exceed the interest payments on the Notes in that year. In addition, U.S. holders will recognize ordinary income, rather than capital gain, on the sale, conversion, exchange, redemption, retirement or other taxable disposition of a Note at a gain. The amount realized by a U.S. holder on a conversion will equal the amount of cash plus the fair market value of Common Stock received.

Book-Running Managers	BTIG, LLC
Robert W. Baird & Co. Incorporated
Bryan, Garnier & Co. Limited
Nomura Securities International, Inc.
WR Securities, LLC

CUSIP / ISIN Numbers	654110 AG0 / US654110AG03.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the effective date and the stock price of such make-whole fundamental change:

	Stock Price
Effective Date	$0.750	$0.875	$0.900	$1.050	$1.150	$1.250	$1.575	$1.750	$2.000	$2.250

December 12, 2023	222.2222	128.4800	114.1444	50.4667	24.5130	16.9640	9.0286	4.1343	0.1250	0.0000
December 15, 2024	222.2222	128.4800	114.1444	44.8095	24.5130	14.1400	4.5460	2.0814	0.0625	0.0000
December 15, 2025	222.2222	128.4800	114.1444	31.6190	24.5130	11.3160	0.0000	0.0000	0.0000	0.0000
December 15, 2026	222.2222	31.7486	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is (x) greater than $2.25 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”); or (y) less than $0.75 per share (subject to adjustment in the same manner), then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 1,333.3333 shares of our Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

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We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: BTIG, LLC, 600 Montgomery Street, San Francisco, CA 94111 Attention: Syndicate Department (415-248-2200) or by email at prospectusdelivery@btig.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.